Exhibit 99.2

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,684,342	707,261	102,543
Restricted cash	47,362	-	-
Accounts receivable, net	367	-	-
Inventories	812,363	1,473,990	213,708
Prepayments and other current assets	1,729,027	1,689,079	244,893
Total current assets	5,273,461	3,870,330	561,144
Non-current assets:
Cryptocurrency	20,310	87,273	12,653
Property, equipment and software	185,566	597,988	86,700
Right-of-use assets, net	30,920	29,600	4,292
Deferred tax assets	99,044	151,410	21,952
Other non-current assets	2,956	17,437	2,528
Non-current financial investment	20,000	20,000	2,900
Total non-current assets	358,796	903,708	131,025
Total assets	5,632,257	4,774,038	692,169
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	143,441	116,333	16,867
Contract liabilities	1,340,731	4,613	669
Income tax payable	148,719	50,340	7,299
Accrued liabilities and other current liabilities	437,394	336,705	48,814
Lease liabilities, current	14,819	16,118	2,337
Total current liabilities	2,085,104	524,109	75,986
Non-current liabilities:
Lease liabilities, non-current	16,292	10,039	1,456
Warrant liability	66,347	-	-
Other non-current liabilities	5,824	4,163	604
Total liabilities	2,173,567	538,311	78,046
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized, 2,804,138,492 shares issued, 2,577,386,552 and 2,496,001,757 shares outstanding as of December 31, 2021 and December 31, 2022, respectively)	1	1	-
Subscriptions receivable from shareholders	(1)	(1)	-
Treasury stocks (US$0.00000005 par value; 226,751,940 shares as of December 31, 2021 and 308,136,735 shares as of December 31, 2022, respectively)	(231,281)	(380,538)	(55,173)
Additional paid-in capital	2,891,134	3,298,531	478,242
Statutory reserves	97,420	102,586	14,874
Accumulated other comprehensive loss	(101,925)	(4,844)	(702)
Retained earnings	803,342	1,219,992	176,882
Total shareholders’ equity	3,458,690	4,235,727	614,123
Total liabilities and shareholders’ equity	5,632,257	4,774,038	692,169

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	December 31, 2021	September 30, 2022*	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$
Revenues
Products revenue	2,168,908	915,992	319,558	46,332
Mining revenue	15,409	62,018	72,150	10,461
Other revenues	238	197	218	32
Total revenues	2,184,555	978,207	391,926	56,825
Cost of revenues	(697,606)	(758,871)	(822,979)	(119,321)
Gross profit/(loss)	1,486,949	219,336	(431,053)	(62,496)
Operating expenses:
Research and development expenses	(112,017)	(118,084)	(223,479)	(32,401)
Sales and marketing expenses	(30,712)	(14,249)	(7,629)	(1,106)
General and administrative expenses	(130,995)	(142,690)	(162,375)	(23,542)
Impairment on cryptocurrency	-	(11,290)	(11,276)	(1,635)
Total operating expenses	(273,724)	(286,313)	(404,759)	(58,684)
Income/(loss) from operations	1,213,225	(66,977)	(835,812)	(121,180)
Interest income	1,986	2,948	7,670	1,112
Change in fair value of warrant liability	22,148	-	-	-
Interest expense	246	-	-	-
Foreign exchange gains, net	4,190	101,197	26,583	3,854
Other income, net	4,492	1,719	14,037	2,035
Income/(loss) before income tax expenses	1,246,287	38,887	(787,522)	(114,179)
Income tax (expense)/benefit	(49,758)	7,173	177,302	25,706
Net income/(loss)	1,196,529	46,060	(610,220)	(88,473)
Foreign currency translation adjustment, net of nil tax	(19,930)	94,008	(47,226)	(6,847)
Total comprehensive income/(loss)	1,176,599	140,068	(657,446)	(95,320)
Weighted average number of shares used in per share calculation:
— Basic	2,602,142,223	2,560,879,920	2,515,312,493	2,515,312,493
— Diluted	2,635,116,905	2,580,542,499	2,515,312,493	2,515,312,493
Net earnings/(loss) per share (cent per share)
— Basic	45.98	1.80	(24.26)	(3.52)
— Diluted	45.41	1.78	(24.26)	(3.52)
Share-based compensation expenses were included in:
Cost of revenues	-	481	405	59
Research and development expenses	19,614	14,484	14,138	2,050
Sales and marketing expenses	2,123	5,370	4,383	635
General and administrative expenses	54,627	84,888	77,622	11,254

The table below sets forth a reconciliation of net income/(loss) to non-GAAP adjusted net income/(loss) for the period indicated:

	For the Three Months Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$
Net income/(loss)	1,196,529	46,060	(610,220)	(88,473)
Share-based compensation expenses	76,364	105,223	96,548	13,998
Change in fair value of warrant liability	(22,148)	-	-	-
Non-GAAP adjusted net income/(loss)	1,250,745	151,283	(513,672)	(74,475)

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	For the Years Ended
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
Revenues
Products revenue	4,956,891	4,159,563	603,080
Mining revenue	21,688	218,639	31,700
Other revenues	8,127	705	102
Total revenues	4,986,706	4,378,907	634,882
Cost of revenues	(2,135,961)	(2,831,107)	(410,472)
Gross profit	2,850,745	1,547,800	224,410
Operating expenses:
Research and development expenses	(332,846)	(546,642)	(79,256)
Sales and marketing expenses	(100,467)	(62,966)	(9,129)
General and administrative expenses	(589,107)	(580,523)	(84,168)
Impairment on cryptocurrency	-	(52,959)	(7,678)
Total operating expenses	(1,022,420)	(1,243,090)	(180,231)
Income from operations	1,828,325	304,710	44,179
Interest income	7,310	15,938	2,311
Change in fair value of warrant liability	190,178	24,598	3,566
Investment income	277	-	-
Foreign exchange gains, net	17,890	242,957	35,225
Other income, net	6,410	22,156	3,212
Income before income tax expenses	2,050,390	610,359	88,493
Income tax expense	(50,108)	(124,002)	(17,979)
Net income	2,000,282	486,357	70,514
Foreign currency translation adjustment, net of nil tax	(22,145)	97,081	14,075
Total comprehensive income	1,978,137	583,438	84,589
Weighted average number of shares used in per share calculation:
— Basic	2,521,667,815	2,560,106,403	2,560,106,403
— Diluted	2,576,157,247	2,577,892,069	2,577,892,069
Net earnings per share (cent per share)
— Basic	79.32	19.00	2.75
— Diluted	77.65	18.87	2.74
Share-based compensation expenses were included in:
Cost of revenues	269	990	144
Research and development expenses	99,173	66,065	9,579
Sales and marketing expenses	8,240	16,263	2,358
General and administrative expenses	383,779	324,079	46,987

The table below sets forth a reconciliation of net income to non-GAAP adjusted net income for the years indicated:

	For the Years Ended
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
Net income	2,000,282	486,357	70,514
Share-based compensation expenses	491,461	407,397	59,068
Change in fair value of warrant liability	(190,178)	(24,598)	(3,566)
Non-GAAP adjusted net income	2,301,565	869,156	126,016